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Filed by Kent Electronics Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Kent Electronics Corporation
Commission File No. 0-14643

         Following is a joint press release issued by Avnet, Inc. and Kent Electronics Corporation, relating to a proposed transaction whereby a wholly-owned subsidiary of Avnet would merge with and into Kent, and Kent would become a wholly-owned subsidiary of Avnet:

             AVNET TO ACQUIRE KENT ELECTRONICS IN STOCK TRANSACTION

             o Acquisition Fits Avnet's Strategy of Increased Product Focus and Specialization
             o Kent Shareholders to Receive 0.87 of a Share of Avnet for each Kent Share
             o    Both Companies Comment on Outlook for March 2001 Fiscal
                  Quarters

         Phoenix, AZ/Houston, TX, Avnet, Inc. (NYSE:AVT) and Kent Electronics Corporation (NYSE:KNT) announced that they have reached a definitive agreement for Avnet to acquire Kent in a stock-for-stock merger transaction valued today at approximately $550 million, including approximately $50 million of cash currently on the books of Kent in excess of debt assumed. Under the terms of the agreement, Kent shareholders will receive 0.87 of a share of Avnet for each share of Kent on a tax-free basis. The merger has been approved by the boards of directors of both companies and is subject to the approval of the shareholders of both companies as well as customary regulatory approvals. The transaction is expected to be accounted for as a pooling-of-interests and to be completed within the next 90 days.

         Avnet, Inc. is one of the world's largest distributors of electronic components, computer products and imbedded systems from leading manufacturers. Kent, with sales of approximately $1 billion, is a recognized leader in the electronics distribution industry in North America. Kent has two operating groups, Kent Components which focuses on specialty distribution of interconnect, passive and electromechanical components and Kent Datacomm which is an enterprise solution network integrator.

         Roy Vallee, Avnet's chairman and chief executive officer said, "We have long admired Kent's talented employees and their ability to profitably build its market share in the distribution of interconnect, passive and electromechanical (IP&E) components. By combining Kent's electronic components operation, which has annualized sales of over $500 million, with Avnet's Electronics Marketing (EM) group's domestic IP&E business, we will create the largest specialty components distributor of its kind in North America. This new $1.6 billion division will be highly-focused and able to provide IP&E products and value-added services to a broad North American customer base. Larry Olson, Kent's current president and chief executive officer will be president of this new division, reporting to Steve Church, co-president of Avnet EM. The division will be headquartered in Phoenix."
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         Mr. Vallee went on to note that Kent Datacomm, Kent's network integration equipment and services operation, will remain in Houston and become a new division within Avnet's Computer Marketing Group
         (CM). CM is comprised of divisions focused on specific suppliers, enterprise solutions and integrated services. "Following the Kent acquisition, Avnet Computer Marketing is expected to have annualized revenues in excess of $3 billion, of which more than 80% should be derived from sales of six strategic supplier partnerships: Compaq, EMC, Hewlett-Packard, IBM, Oracle and now as a result of the acquisition, Cisco. Mark Zerbe will continue as division president and report to Avnet Computer Marketing's president, Andy Bryant."

         Mr. Vallee continued, "The Kent acquisition is part of Avnet's strategic plan to accelerate its earnings growth rate through increased product focus and specialization on a global basis. Upon the completion of this transaction and considering the recent organizational changes in Avnet's $4 billion European operations, Avnet expects that, beginning July 1, 2001, more than two-thirds of its annualized revenues could be derived from its specialized products and services divisions."

         The transaction is expected to be slightly dilutive to earnings per share for the first one or two full quarters of combined operations and it is anticipated that the resulting synergies, operating leverage and financial benefits of the Kent acquisition will make it accretive thereafter. The Kent transaction strengthens Avnet's financial position by contributing strong earnings and operating cash flow which, coupled with Kent's strong balance sheet, will result in a favorable improvement in Avnet's debt to capital ratio and other credit statistics.

         Morrie Abramson, Kent's chairman and co-founder said, "I believe that Avnet will be an excellent partner for Kent, supporting the growth that we have achieved to date and enabling us to increase customer penetration through Avnet's global organization, broad range of product offerings, and supply chain management capabilities. Equally important, we are confident that our corporate cultures are compatible."

         Larry Olson, Kent's president and chief executive officer noted, "In merging with Avnet, we believe we are ensuring the continued growth of Kent's two core businesses as well as providing an exceptional platform to address the globalization of our industry. The cross-selling opportunities for both specialty components and network integration are substantial, and Kent's expertise fits perfectly with Avnet's specialization strategy."

         CURRENT QUARTER GUIDANCE

         With their fiscal quarters close to completion, and within the context of the well-documented downturn in the electronics industry, Avnet and Kent are commenting on their outlooks for the periods ending March 30, 2001 and March 31, 2001, respectively.

         Avnet expects revenues for its third fiscal quarter ending March 30, 2001 to approximate $3.2 billion, an increase of 19% from last year's third quarter, but a sequential decline of about 6% from second quarter fiscal 2001 levels. A sharp decline in demand for electronic

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         components in North America and Asia and somewhat weaker computer product sales penalized sequential revenue growth.

         Earnings per diluted share for the fiscal 2001 third quarter are now likely to be in the range of $0.60 to $0.65, compared with $0.56 in the fiscal 2000 third quarter, and $0.78 in the fiscal 2001 second quarter. Avnet will release its fiscal 2001 third quarter results on or about April 26, 2001 and will provide guidance with respect to the fiscal 2001 fourth quarter at that time.

         Kent Electronics expects revenues for its fiscal 2001 fourth quarter ending March 31, 2001 to be within the range of $230 million to $240 million. This represents a 4% - 8% increase over the comparable year-ago quarter and is basically flat on a sequential basis. As anticipated, Kent's network integration business should post a double-digit sequential revenue increase over fiscal 2001 third quarter levels; however, company-wide fiscal fourth quarter revenues and earnings are expected to be penalized by reduced demand for specialty electronic components. Therefore, based on currently available information, Kent is likely to report fiscal 2001 fourth quarter earnings per diluted share of $0.30 to $0.33, comparable to the prior quarter, but below current First Call analyst consensus estimates of $0.35.

         In summary, Mr. Vallee noted, "The Kent acquisition represents both important strategic and financial benefits for Avnet. We believe it will accelerate our ability to build a specialist IP&E business in North America, enter the high-growth network integration market, enable us to further leverage our infrastructure, and enhance our Company's financial flexibility."

         CONFERENCE CALL/WEBCAST SCHEDULED

         A conference call detailing the announcement has been scheduled for 1:00 PM EST (12:00 Noon CST/11:00 AM MST/10:00 AM PST). Please dial
         (719) 457-2604 to listen to the call. In addition, a live internet broadcast will be available via Avnet's web site at http://www.avnet.com/ on the Investor Relations home page under Calendar of Events. The confirmation number is 525756. A replay will be available approximately 2-3 hours after the call ends until Friday, March 30, 2001. To access the replay, please dial (719) 457-0820, confirmation number 525756.

         FORWARD-LOOKING STATEMENTS

         This press release contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and
         Section 21E of the Securities Exchange Act of 1934. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements herein include statements addressing future financial and operating results of Avnet and Kent, and the timing, benefits and other aspects of the proposed merger.

         The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions
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         imposed for, governmental approvals for the transaction; failure of the shareholders of Avnet or Kent to approve the merger; the risk that the businesses of Avnet and Kent will not be integrated successfully; failure to obtain and retain expected synergies; and other economic, business, competitive and/or regulatory factors affecting the businesses of Avnet and Kent generally.

         More detailed information about these factors is set forth in Avnet's and Kent's filings with the Securities and Exchange Commission, including each of their Annual Reports on Form 10-K for fiscal 2000 and their most recent quarterly reports on Form 10-Q. Avnet and Kent are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

         ADDITIONAL INFORMATION

         In connection with their proposed merger, Avnet and Kent will file a joint proxy statement/prospectus with the Securities and Exchange Commission. Investors and security holders are advised to read the joint proxy statement/prospectus when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by Avnet and Kent at the Securities and Exchange Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free from Avnet or from Kent by directing such request to Avnet, Inc., Investor Relations Department, 2211 South 47th Street, Phoenix, AZ 85034, Telephone: (480) 643-7291; or to Kent Electronics Corporation, Shareholder Relations, 1111 Gillingham Lane, Sugar Land, TX 77478, Telephone (281) 243-4000.

         Houston, Texas-based Kent Electronics is among the largest publicly traded specialty electronics distributors and network integrators. Kent Components provides distribution and value-added services with a focus on interconnect, passive and electromechanical components. Kent Datacomm provides complete end-to-end networking solutions, including design, consulting, source selection, product configuration and installation, and warranty and technical support. Kent's Web site is located at www.kentelectronics.com.

         Phoenix, Arizona-based Avnet, Inc., a Fortune 500 company with annual sales exceeding $11.7 billion, is one of the world's largest distributors of semiconductors, interconnect, passive and electromechanical components, computer products and enterprise solutions and embedded systems from leading manufacturers. Serving customers in 63 countries, Avnet markets, inventories and adds value to these products and provides world-class supply-chain management and engineering services. Avnet's Web site is located at www.avnet.com.

         For further information, please contact:

         AVNET, INC.    John Hovis - SVP Investor Relations - (480) 643-7053
                        Al Maag - Chief Communications Officer - (480) 643-7719
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         KENT ELECTRONICS  Stephen J. Chapko - EVP & CFO - (281) 243-4000
                           Morgen-Walke Associates - (212) 850-5600
                           Robert P. Jones or Theresa Vogt
                           Media: Brian Maddox or Anne Marie Gaschler

                                  # # # # #

         Avnet and its directors and executive officers may be deemed to be participants in a solicitation of proxies from Avnet shareholders relating to the proposed transaction. Collectively, as of February 27, 2001, the directors and executive officers of Avnet beneficially owned approximately 2.3% of the outstanding shares of Avnet common stock.

         Kent and its directors and executive officers may be deemed to be participants in a solicitation of proxies from Kent shareholders relating to the proposed transaction. Collectively, as of March 21, 2001, the directors and executive officers of Kent beneficially owned approximately 5.8% of the outstanding shares of Kent common stock.

         In addition, a number of Kent executive officers and directors have interests in the merger that are, or may be, different from the interests of other Kent shareholders. They include the following:

          o Morrie K. Abramson, the Chairman of the Board and co-founder of Kent, will receive a retirement benefit of $250,000 per year, subject to future cost of living adjustments, under a consulting agreement with Kent, which benefit will be payable until the last to occur of fifteen years, his death or the death of his wife. This agreement will be terminated in connection with the merger, and in accordance with its terms, Kent will pay Mr. Abramson a lump sum payment estimated at $29,000,000 in settlement of the above payments and a change in control payment provided for in the agreement. Mr. Abramson will also receive additional payments to hold him harmless from the effects of federal excise taxes imposed on "golden parachute" payments.

          o The merger will result in a change in control of Kent as defined in the severance agreements it has with six other executive officers, under which agreements and the merger agreement they will have the right to receive substantial cash payments upon the consummation of the merger equal to one or two times their highest recent annual cash compensation.

          o In addition, all their unvested employee stock options will immediately vest if their employment is terminated for any reason, with or without cause. Certain of such officers will also receive additional payments to hold them harmless from the effects of excise taxes imposed in respect of the foregoing payments and option accelerations.

          o Avnet has entered into two-year employment agreements, effective as of the effective time of the merger, with Larry
                  D. Olson, Kent's chief executive officer and president, and Mark A. Zerbe, an executive vice president of Kent, which

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                  agreements provide for annual salary and incentive
                  compensation aggregating not less than $600,000 for Mr. Olson and $425,000 for Mr. Zerbe.

          o Upon completion of the merger, Avnet will assume Kent's obligations under Kent's employee and director stock option plans, so that the outstanding Kent options will become options to purchase Avnet shares in a number and at an exercise price adjusted to reflect the exchange ratio for the merger.

          o Avnet has agreed to indemnify Kent's past and present directors and officers to the fullest extent permitted by Texas law for serving in their capacities as such, and has agreed to maintain their directors' and officers' liability insurance coverage for six years following the merger.

         Avnet and Kent security holders are advised to read the registration statement and joint proxy statement/prospectus to be filed by Avnet with the SEC regarding the proposed transaction, when it becomes available, because it will contain important information. Avnet and Kent securityholders may obtain a free copy of the registration statement and joint proxy statement/prospectus, when available, and other documents filed by Avnet at the SEC's web site at www.sec.gov, or by requesting such information from Avnet, Inc., 2211 South 47th Street, Phoenix, Arizona 85034 (tel: 480-643-2000), Attention: Raymond Sadowski, Chief Financial Officer.